Amplify Snack Brands

500 West 5th Street, Suite 1350

Austin, Texas 78701

VIA EDGAR

May 17, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Loan Lauren P. Nguyen

Re:	Amplify Snack Brands, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-211173

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Amplify Snack Brands, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 19, 2016 at 3:00 P.M., Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber, by facsimile to (650) 853-1038.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Goldman, Sachs & Co. and Jefferies LLC as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

AMPLIFY SNACK BRANDS, INC.

/s/ Thomas C. Ennis
Thomas C. Ennis Chief Executive Officer

cc:	Jason Langford Securities and Exchange Commission
Thomas C. Ennis, Amplify Snack Brands, Inc.
Brian Goldberg, Amplify Snack Brands, Inc.
Bradley C. Weber, Goodwin Procter LLP
Andrew T. Hill, Goodwin Procter LLP
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP